Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

August 24, 2017

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Marketwired on August 24, 2017 with respect to the material change.

Item 4	Summary of Material Change

On August 24, 2017 the Company closed its previously announced transaction with Longtai Medical Inc. (“Longtai”) for the conversion of Longtai’s US$2.0 million distributorship deposit into equity.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

September 8, 2017.

Schedule “A”

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN COMPLETES AGREEMENT WITH LONGTAI MEDICAL INC. FOR EQUITY
CONVERSION OF DISTRIBUTORSHIP DEPOSIT

TORONTO (August 24, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF) (“Titan” or the “Company”), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced today that it has completed its previously announced agreement with Longtai Medical Inc. (“Longtai”) for the equity conversion (the “Transaction”) of Longtai’s US$2.0 million deposit that was previously scheduled to be refunded to Longtai.

Under the terms of the subscription agreement dated July 31, 2017 between Titan and Longtai, Titan issued to Longtai 16,892,000 units (“Units”) at an assigned issue price of CDN$0.15 per Unit. Each Unit consists of one common share (“Common Share”) and one common share purchase warrant (“Warrant”), with each Warrant exercisable for one Common Share at an exercise price of CDN$0.20 per Warrant for 60 months from the closing of the Transaction.

All securities issued pursuant to the Transaction are subject to a four-month hold period in accordance with applicable Canadian securities laws.

About Titan Medical Inc.

Titan is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com